 

SECURITI**06009279**ISSION

AB 716

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC MAIL RECEIVED PROCESSING
APR 0 6 2006
WASH. D.C. SECTION
199

SEC FILE NUMBER
8-65804

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Compak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8105 Irvine Center Drive, Suite 1100
(No. and Street)

Irvine, CA 92618
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous   (949) 283-5591
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moeez Ansari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compak Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMPAK SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2005

COMPAK SECURITIES, INC.

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Liabilities Subordinated to Claims of General Creditors	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	8
Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a-5	9-10

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Compak Securities, Inc.

We have audited the accompanying statement of financial condition of Compak Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compak Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 17, 2006
San Diego, California

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

ASSETS

Cash	$ 50,931
Certificate of deposit	63,134
Prepaid and other assets	17,781
Total assets	$131,846

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,000
Stockholders' equity	
Common stock, 1,000 shares authorized	20,000
Retained earnings	109,846
Total stockholders' equity	129,846
	$131,846

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Income

Year Ended December 31, 2005

Revenues	
Commissions	$656,745
Interest	2,460
Other revenue	28,023
Total revenues	687,228
Expenses	
Outside services	26,596
Commissions	16,680
Office supplies and printing	15,000
Rent	12,000
Insurance	11,740
Licenses and registrations	7,862
Other	533
Total expenses	90,411
Income before income taxes	596,817
Income taxes	(10,125)
Net income	$586,692

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, beginning of year	100	$20,000	$ 453,154	$ 473,154
Cash distribution	-	-	(930,000)	(930,000)
Net income	-	-	586,692	586,692
Balance, end of year	100	$20,000	$ 109,846	$ 129,846

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2005

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

4

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 586,692
Adjustments to reconcile net income	
to net cash from operating activities	
Changes in operating assets and liabilities	
Prepaid and other assets	(17,128)
Net cash from operating activities	569,564
Cash flows from investing activities	
Certificate of deposit	88,466
Cash flows from financing activities	
Cash distribution	(930,000)
Net decrease in cash	(271,970)
Cash, beginning of year	322,901
Cash, end of year	$ 50,931
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 10,125

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

   Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

   Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2005 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2005.

2. **RELATED PARTY TRANSACTIONS**

   During the year ended December 31, 2005, the Company paid approximately $27,000 to Compak Asset Management for the leasing of employees and facilities.

COMPAK SECURITIES, INC.

Notes to Financial Statements

3. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

   The Company's ratio at December 31, 2005 was 0.02 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2005, the Company had net capital of $111,813 which was $106,813 in excess of the amount required by the SEC.

4. **INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

   The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

5. **COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

   Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

*****

COMPAK SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2005

Total stockholders' equity	$129,846
Less non-allowable assets	
Deposit	17,781
Net capital before haircuts on security positions	112,065
Less haircuts on security positions	252
Net capital	$111,813
Total aggregate indebtedness	$ 2,000
Ratio of aggregate indebtedness to net capital	0.02
Minimum net capital required	$5,000

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2005.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Compak Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Compak Securities, Inc. ("the Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Beros & Farmington APC

February 17, 2006
San Diego, California